EXHIBIT 99.1

POET Technologies Provides Highlights from Annual and Special Meeting

Business and Technology Updates Focused on POET Optical Interposer™ Platform, Progress with Commercial Partners and Product Development

SAN JOSE, Calif., June 25, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, provided shareholders with an update on the Company’s business, technology and product development activities during its Annual and Special Meeting (the ”Meeting”) held in San Jose, California on Thursday, June 21, 2018.

POET’s CFO, Thomas Mika, delivered customary introductions and the call to order, and POET’s Executive Chairman, David Lazovsky, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material sent to the shareholders. POET’s CEO, Dr. Suresh Venkatesan, then presented a business and technology update, which was followed by POET’s executive management participating in a Q&A session. The slides presented at the Meeting along with a webcast replay can be accessed in the Investor Relations section of POET’s website at: http://www.poet-technologies.com/agm/agm2018.html

Highlights from the Business Update

  Established a development and manufacturing agreement with SilTerra Malaysia, providing favorable economics for production of the POET Optical Interposer;
  Transitioned dielectric waveguide process technology from a development lab to its own equipment in the SilTerra foundry to enable a seamless high-volume manufacturing ramp;
  Signed a memorandum of understanding with Accelink, as a lead customer and development partner for Datacom and Telecom applications;
  Successfully demonstrated 100Gbps Quad-PIN receivers for use with the POET Optical Interposer;
  Announced a collaboration with Almae Technologies for the joint development, manufacturing and sales a series of laser modules based on the POET Optical Interposer platform for high-speed data communication applications;
  Continued progress on technology and product development, including process flows and production tools for 8” interposer wafers as well as validation of advanced packaging and assembly process; and
  Provided a detailed overview of the POET Optical Interposer platform, its unique competitive differentiators, market opportunity and size, as well as the significant cost benefits for transceiver manufacturers.

AGM Results

At the AGM, POET Technologies’ shareholders approved the following proposals:

  To set the number of directors at eight;
  Re-election of the current directors, with no director receiving less than 91% of the votes cast;
  Re-appointment of Marcum LLP as Auditors of the Company; and
  Amendment to the Company's incentive stock option plan to increase the number of shares reserved for issuance under the plan to 57,611,360, which number includes shares issuable under all prior plans.

Options Grant

At the meeting of the Board of Directors immediately following the AGM, as part of the Company’s incentive stock option grant program, options were granted to non-management directors of the Company to purchase up to an aggregate of 2,527,000 common shares, representing approximately 0.88% of the outstanding shares of the Company.  In addition, a total of 135,000 options were granted to employees and consultants.

The options are exercisable for 10 years at a price of CAD$0.33 (US$0.25) being the closing price of the Company’s shares on June 20, 2018. The directors’ options vest quarterly in arrears over the one year of service as a director until the next Annual General Meeting. All other options granted to employees and consultants vest 25% on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter.  The grant to the directors represents the option portion of directors’ fees for the 12-month period beginning June 21, 2018.

The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the 3-months ended March 31, 2018 which were filed on SEDAR on May 29, 2018.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the improvements in device cost, efficiency and performance anticipated with respect to the Company’s approach to hybrid integration of devices.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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